Exhibit 12.1

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Nine Months Ended September 27,	Years ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings
Earnings from continuing operations before income taxes	$3,860	$5,258	$4,155	$4,072	$3,631	$3,778
Interest expense	301	340	350	383	354	345
Undistributed earnings from equity investees, net	(63)	(91)	(91)	20	(104)	(81)
Portion of rents representative of the interest factor	21	41	48	48	59	48

Earnings from continuing operations before income taxes, as adjusted	$4,119	$5,548	$4,462	$4,523	$3,940	$4,090

Fixed Charges
Interest expense	$301	$340	$350	$383	$354	$345
Portion of rents representative of the interest factor	21	41	48	48	59	48

Total fixed charges	$322	$381	$398	$431	$413	$393

Ratio of Earnings to Fixed Charges	12.8	14.6	11.2	10.5	9.5	10.4

The ratio of earnings to fixed charges is a measure of our ability to meet the interest requirements of our outstanding debt securities and leases with current period earnings. A high ratio indicates that earnings are sufficient to cover our current interest requirements.